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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

November 3, 2020

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd
Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted October 13, 2020
CIK 0001781397

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 19, 2020 with respect to the confidentially submitted registration statement on Form F-1 (DRS), File No. 0001781397 (the “Original Filing”), submitted on October 13, 2020 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the revised submission (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Amendment No. 6 to Draft Registration Statement on Form F-1 Use of Proceeds, page 30

1.	We note your response to our prior comment 1. In your next amendment, please update this section to reflect your response.

Response: The Use of Proceeds discussion of the Amended Filing has been revised on p. 30 to reflect the foregoing clarification.

Properties, page 49

2.	We note your response to our prior comment 4. We also note that the Renda Agreement originally contemplated the payment of RMB 2.9 million for rent expense as well as other services including hiring, administration, and paying employees. Please disclose whether the new rental expense of $1.0 million includes such other services and whether there have been changes in payment or fees with respect to such other services. If there has been a material amendment to the Renda Agreement, please include it as an exhibit.

Response: Please note that the RMB 1.0 million expense only includes the actual rental expenditures, but does not include the other services, which are billed separately by Renda as they incurred. The changes to the other services are similar to rental charges. They are now based on actual expenditures rather than being included in the previous RMB 2.9 million annual package service fee. We have added additional disclosure to clarify this. Please refer to “Our Business - Properties,” section, page 49 of the Revised F-1. The agreement has been previously filed as a DRS Exhibit 10.7; in October 2020, it has been renewed for another 12-month term with no change to the underlying material terms.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Zhenyu Wu, CFO